Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

January 28, 2021

VIA EDGAR

Re:	Bumble Inc.

Registration Statement on Form S-1

Filed January 15, 2021

File No. 333-252124

Mitchell Austin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Austin:

On behalf of Bumble Inc. (“Bumble” or the “Company”) and to facilitate the Staff’s review of the above referenced Registration Statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of its Class A common stock, we are providing the following responses to your comment letter, dated January 27, 2021. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Bumble. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission	2	January 28, 2021

Registration Statement on Form S-1

General

1.

We note that you have added disclosure indicating that Ms. Wolfe Herd, Blackstone and Accel will have outsized Class A and Class B common stock voting rights as compared to other holders of your Class A and Class B common stock. Please revise to:

•	Briefly and clearly explain the purpose of these outsized voting rights on the cover page;

The Company advises the Staff that it intends to revise its disclosure on the cover page to explain the purpose of the outsized voting rights as follows:

In general, holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held of record on all matters on which stockholders are entitled to vote generally. Each holder of Class B common stock shall generally be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Common Unit (as defined herein) held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of Whitney Wolfe Herd, the founder of Bumble (our “Founder”) and affiliates of The Blackstone Group Inc. (“Blackstone” or “our Sponsor”), to whom we refer collectively as our “Principal Stockholders,”1 ~~our Principal Stockholders (as defined herein)~~ will be entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined herein), each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units (as defined herein)) of Buzz Holdings L.P., a Delaware limited partnership

[1]	We note for the Staff’s attention that Accel is no longer expected to be a Principal Stockholder.

Securities and Exchange Commission	3	January 28, 2021

(“Bumble Holdings”) held by such Principal Stockholder. See “Description of Capital Stock.” The purpose of providing our Principal Stockholders with outsized voting rights, subject to a reasonable time-based sunset, is to promote the ability of our board of directors, during Bumble’s initial years as a public company, to execute our mission-first strategy.

•	Identify each Principal Stockholder on the cover page and disclose each Principal Stockholder’s expected post-IPO economic ownership and voting control percentages;

The Company advises the Staff that it intends to revise its disclosure on the cover page to identify each Principal Stockholder and disclose each Principal Stockholder’s expected post-IPO economic ownership and voting control percentages as follows:

After the completion of this offering, our Principal Stockholders will beneficially own a majority of the combined voting power of our Class A and Class B common stock. More specifically, upon completion of this offering our Founder will ~~Whitney Wolfe Herd, the founder of Bumble (our “Founder”), affiliates of The Blackstone Group Inc. and our Co-Investor (as defined herein) will~~ beneficially own approximately         % of the outstanding economic interests and         % of the combined voting power in Bumble Inc. ~~of our Class A and Class B common stock~~ (or         % and         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Blackstone will beneficially own approximately         % of the outstanding economic interests and         % of the outstanding voting power in Bumble Inc. (or         % and         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, the voting rights held by our Principal Stockholders are significantly in excess of their level of economic ownership. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “Management—Controlled Company Exception” and “Principal Stockholders.”

•

Describe any other material effects or risks, whether intended or not, of the outsized voting rights. For example, if the outsized voting rights will enable the Principal Stockholders to more easily engage in hedging or other similar types of transactions than other holders of your Class A and Class B common stock, please revise to discuss this;

Securities and Exchange Commission	4	January 28, 2021

The Company advises the Staff that it intends to include additional disclosure in “Summary—Investment Risks” on pages 8-9, “Summary—Organizational Structure” on pages 10-11 and “Risk Factors” on page 63 to describe additional material effects or risks of the outsized voting rights as follows:

Pages 8-9:

•

The outsized voting rights of our Principal Stockholders will have the effect of concentrating voting control with our Principal Stockholders, will limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.

Pages 10-11:

The outsized voting rights of our Principal Stockholders will subject us to numerous risks that could adversely affect the value of our Class A common stock. This concentrated control will limit or preclude the ability of other holders of Class A common stock to influence corporate matters. In addition, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after this offering would also entitle the Principal Stockholders to outsized voting rights until the High Vote Termination Date. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquire additional shares of Class A common stock or Common Units following this offering. Furthermore, certain stock market index providers have implemented restrictions on including companies with multiple class share structures in certain of their indices, which would preclude investment by certain investors and could make our Class A common stock less attractive to other investors. See “Risks Related to this Offering and Ownership of our Class A Common Stock—The outsized voting rights of our Principal Stockholders will have the effect of concentrating voting control with our Principal Stockholders, will limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.”

Page 63:

The outsized voting rights of our Principal Stockholders will have the effect of concentrating voting control with our Principal Stockholders, will limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.

Securities and Exchange Commission	5	January 28, 2021

In general, each share of our Class A common stock will entitle its holder to one vote on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Shares of Class B common stock will have no economic rights but each share will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock—Class B Common Stock.” Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The difference in voting rights will subject us to numerous risks that could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of our Principal Stockholders to have value. Because of the ten-to-one voting ratio between our Class A and Class B common stock held by our Principal Stockholders, on the one hand, and Class A and Class B common stock held by individuals other than our Principal Stockholders, on the other hand, the Principal Stockholders collectively will control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our shareholders. This concentrated control will limit or preclude the ability of other holders of Class A common stock to influence corporate matters for the foreseeable future, which, in turn, increases the risk of divergent views over strategy or business combination and an increased risk of conflict or litigation caused by such divergent views. For additional information, see “Description of Capital Stock.”

Securities and Exchange Commission	6	January 28, 2021

In addition, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after this offering would also entitle the Principal Stockholders to outsized voting rights until the High Vote Termination Date. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquire additional shares of Class A common stock or Common Units following this offering. Moreover, our Principal Stockholders would retain this disparate voting power even if they have engaged in hedging or other transactions that have offset their economic exposure. Further, our voting structure poses a risk that even if our Principal Stockholders hold relatively small economic interests, prior to the High Vote Termination Date they could potentially use their outsized voting control to approve further changes in governance to the detriment of non-controlling holders of Class A common stock, which could result in delisting under Nasdaq listing requirements, resulting in reduced liquidity and loss of value for investors.

Furthermore, certain stock market index providers have implemented restrictions on including companies with multiple class share structures in certain of their indices, which would preclude investment by certain investors and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected. See “—We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.”

•

Clarify the circumstances under which the voting power of the Principal Stockholders may increase after the IPO. For example, clarify whether shares of Class A common stock purchased or otherwise acquired by the Principal Stockholders after the IPO would have these outsized voting rights and whether additional common units of Bumble Holdings issued to the Principal Stockholders after the IPO would result in additional outsized voting rights; and

The Company advises the Staff that it intends to add the following disclosure to “Description of Common Stock” on page 216 to clarify the circumstances under which the voting power of the Principal Stockholders may increase after the IPO.

Securities and Exchange Commission	7	January 28, 2021

The outsized voting rights held by our Principal Stockholders relate to shares of Class A common stock and (by virtue of their Class B common stock) Common Units held by our Principal Stockholders from time to time, whether acquired prior to or following this offering. Until the High Vote Termination Date, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after this offering would also entitle the Principal Stockholders to outsized voting rights. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquire additional shares of Class A common stock or Common Units following this offering. Additionally, if a Principal Stockholder sells shares of Class A common stock or exchanges Common Units for Class A common stock and sells those shares, the voting power on a percentage basis of the other Principal Stockholders will increase due to the decrease in total votes outstanding.

Shares of Class A common stock and Class B common stock generally are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder’s Class A common stock or Class B common stock and Common Units that is not itself a Principal Stockholder. Accordingly, these outsized voting rights are generally not transferable to other holders and the transfer or sale of shares of Class A or Common Units by a Principal Stockholder to other holders will generally terminate the outsized voting rights. As described under “Certain Relationships and Related Person Transactions—Stockholders Agreement,” our Sponsor and its affiliates may assign their rights and obligations under the stockholders agreement, in whole or in part, without our prior written consent, including to designate an assignee as a “Principal Stockholder” for the purposes of the voting provisions of our amended and restated certificate of incorporation.

•

Clarify whether the transfer or sale of shares of Class A or Class B common stock or common units of Bumble Holdings by a Principal Stockholder will terminate the outsized voting rights or whether these outsized voting rights are transferable to other holders.

The Company advises the Staff that it intends to revise its disclosure in “Description of Capital Stock” on page 216 as noted above to clarify that shares of Class A common stock and Class B common stock generally are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder’s Class A common stock or Common Units that is not itself a Principal Stockholder. Accordingly, these outsized voting rights are generally not transferable to other holders and the transfer or sale of shares of Class A or Common Units by a Principal Stockholder to other holders will generally terminate the outsized voting rights. As described under “Certain Relationships and Related Person Transactions—Stockholders Agreement,” our Sponsor and its affiliates may assign their rights and obligations under the stockholders agreement, in whole or in part, without our prior written consent, including to designate an assignee as a “Principal Stockholder” for the purposes of the voting provisions of our amended and restated certificate of incorporation.

Securities and Exchange Commission	8	January 28, 2021

Additionally, please supplementally provide:

•	A legal opinion that opines on the legality of this voting structure under Delaware law and ensure that it include citations to the specific authority relied upon;

We have supplementally provided to the Staff a memorandum from Richards Layton & Finger, PA that addresses the legality of this voting structure under Delaware law. In addition, we have attached as Annex A to this letter a form of our legal opinion regarding the validity of the Class A common stock to be filed as Exhibit 5.1 to a subsequent pre-effective amendment, which we note is in our standard form and without any unusual qualifications, assumptions or disclaimers.

•	A form of your governing documents that describes the outsized Class A and Class B voting rights; and

The Company advises the Staff that the Company filed the forms of the Company’s amendment and restated certificate of incorporation and amended and restated bylaws which describe the outsized Class A and Class B voting rights as exhibits to Amendment No. 1 to the Registration Statement, which was filed on January 27, 2021.

•	Confirmation that Nasdaq has affirmatively stated that your disparate Class A voting structure is consistent with its listing standards, including Nasdaq Rule 5640.

The Company confirms that Nasdaq has affirmatively stated that its Class A voting structure is consistent with Nasdaq’s listing standards, including Nasdaq Rule 5640.

Cover Page

2.

Disclosure indicates that you will be a “controlled company” and that you will disclose the percentage of combined voting power of your Class A and Class B common stock controlled by Ms. Wolfe Herd, Blackstone and Accel. As it appears that Blackstone will control substantially more than 50% of your voting power, please revise the cover page to also separately disclose Blackstone’s voting power percentage. Additionally, you disclose on page 19 that as a “controlled company” you intend to rely on exemptions from certain corporate governance requirements of Nasdaq and you describe certain of these exemptions in a risk factor on page 59. Please revise the risk factor or elsewhere to identify which exemptions you intend to rely on.

Securities and Exchange Commission	9	January 28, 2021

The Company advises the Staff that it intends to add the disclosure to the cover page noted in response to question 1 to separately disclose Blackstone’s voting power percentage. Additionally, the Company advises the Staff that it does not intend to rely on any “controlled company” corporate governance exemptions and that it intends to revise its disclosure on pages 7, 19, 59-60 and 171 to so clarify as follows:

Page 7:

After the completion of this offering, our Principal Stockholders will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately         % of the combined voting power of our Class A and Class B common stock (or         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. ~~Accordingly,~~ Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Securities and Exchange Commission	10	January 28, 2021

Page 19:

Controlled Company	Upon the closing of this offering, our Principal Stockholders will beneficially own approximately % of the combined voting power of our Class A and Class B common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” under Nasdaq rules. As a controlled company, we qualify for~~, and intend to rely on,~~ exemptions from certain corporate governance requirements of Nasdaq.

Pages 59-60:

Upon the listing of our Class A common stock on Nasdaq, we will be a “controlled company” within the meaning of Nasdaq rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions in the future, you ~~You~~ will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, our Principal Stockholders will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately         % of the combined voting power of our Class A and Class B common stock (or         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards.

Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under Nasdaq rules;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

Securities and Exchange Commission	11	January 28, 2021

•

are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

~~Accordingly,~~ Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Page 171:

Controlled Company Exception

After the completion of this offering, our Principal Stockholders will be party to a Stockholders Agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately             % of the combined voting power of our Class A and Class B common stock (or             % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. ~~Accordingly,~~ Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Securities and Exchange Commission	12	January 28, 2021

Organizational Structure, page 10

3.

Tell us whether the Principal Stockholders’ voting and economic interests in Bumble Holdings prior to the IPO equal the voting and economic interests in the Company immediately following the IPO. In addition, to better understand the purpose of your capital structure, tell us why Principal Stockholders will receive Class A common stock with different voting rights instead of Class B shares with greater voting interests than the other holders of the common units.

The Company respectfully advises the Staff that the Reorganization Transactions that will be completed prior to the offering will, among other things, implement a high vote structure that does not exist currently. In addition, a portion of the net proceeds from the IPO will be used by Bumble Inc. to purchase or redeem outstanding equity interests from our Sponsor. Accordingly, the Principal Stockholders’ voting and economic interests in Bumble Holdings prior to the IPO will not be equal to their voting and economic interests in the Company immediately following the IPO.

In addition, the Company respectfully advises the Staff that, as described in “Organizational Structure—Blocker Restructuring,” prior to the offering, certain affiliates of the Sponsor will move their ownership interest from Bumble Holdings to Bumble Inc. by acquiring newly issued shares of Class A common stock in Bumble Inc. (rather than Common Units in Bumble Holdings) in exchange for their ownership interests in the Blocker Companies. Accordingly, these affiliates of the Sponsor will hold shares of Class A common stock rather than Class B common stock and Common Units, but nonetheless are intended to enjoy the same outsized voting rights as the other Principal Stockholders (including the Sponsor’s affiliates that hold Common Units). For this reason, these Principal Stockholders will be entitled to outsized voting rights with respect to their shares of Class A common stock.

*         *         *          *         *

Securities and Exchange Commission	13	January 28, 2021

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Larry Spirgel

Melissa Kindelan

Kathleen Collins

Bumble Inc.

Whitney Wolfe Herd

Anuradha B. Subramanian

Laura Franco

Davis Polk & Wardwell LLP

Byron B. Rooney

Roshni Banker Cariello

Annex A

[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

            , 2021

Bumble Inc.

1105 West 41st Street

Austin, Texas 78756

Ladies and Gentlemen:

We have acted as counsel to Bumble Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-252124) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of an aggregate of         shares of Class A Common Stock, par value $0.01 per share (together with any additional shares of such stock that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Shares”).

We have examined the Registration Statement and a form of the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We have also assumed that the Amended Certificate is filed with the Secretary of State for the State of Delaware in the form filed with the Commission as an exhibit to the Registration Statement prior to the issuance of any of the Shares.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, (1) when the Board of Directors of the Company (the “Board”), or a duly authorized committee of the Board, has taken all necessary corporate action to authorize and approve the issuance of the Shares, (2) when the Amended Certificate has been duly filed with the Secretary of State for the State of Delaware and (3) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board, or a duly authorized committee of the Board, the Shares will be validly issued, fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP